SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number : 1-14118

PRESS RELEASE #18/05

QUEBECOR WORLD ANNOUNCES ANDRÉ CAILLÉ
APPOINTED TO BOARD OF DIRECTORS

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

December 20, 2005                                                                                                                                   18/05

For immediate release                                                                                                                     page 1 of 1

QUEBECOR WORLD ANNOUNCES ANDRÉ CAILLÉ
APPOINTED TO BOARD OF DIRECTORS

Montréal, Canada – Quebecor World Inc. (NYSE:IQW, TSX: IQW.SV) is pleased to announce that Mr. André Caillé is appointed to the Board of Directors. Mr. Caillé has extensive experience in the private and public sector.

"We are very pleased that André has agreed to join the Board of Quebecor World. His knowledge of the energy sector and his international experience will be a great benefit to his fellow board members and to all of the Company's shareholders," commented the Right Honourable Brian Mulroney, Chairman of the Board, Quebecor World Inc.

Mr. Caillé previously served as the President and CEO of Hydro-Québec from 1996 to April 2005. He was then appointed Chairman of the Board of Hydro-Québec and served in that capacity until September 14, 2005. Mr. Caillé also served as President and CEO of Gaz Métropolitain from 1987-1996. Prior to joining Gaz Métropolitain, Mr. Caillé held senior positions in the Québec Environment Department including Deputy Minister.

Mr. Caillé earned a PHD in Physical Chemistry at the Université de Montréal. He is currently Chancellor of the Université de Montréal and Chairman of the World Energy Council. He also sits on the boards of several other institutions including the Montreal Heart Institute Research Fund and The Conference Board of Canada.

Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, special printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World has approximately 32,000 employees working in more than 140 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further Information contact:
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     December 21, 2005